Captivision Inc.

Unit 18B Nailsowrth Mills Estate, Avening Road,

Nailsworth, GL6 0BS, United Kingdom

September 12, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick and Geoffrey Kruczek

Re:	Captivision Inc.

Registration Statement on Form F-4

File No. 333-271649

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Captivision Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 13, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, White & Case LLP, request by telephone that such Registration Statement be declared effective.

Please contact Elliott Smith of White & Case LLP at (212) 819-7644, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Orhan Ertughrul
Orhan Ertughrul
Acting Chief Executive Officer